Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

VIA FACSIMILE

June 17, 2009

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Pantheon Arizona Corp. Post-Effective Amendment No. 2 to Form S-4 File No. 333-155579 Filed June 16, 2009

Dear Mr. Reynolds:

As discussed with the Staff with respect to the above referenced filing, we hereby provide our understanding of the status of certain discussions and negotiations we are participating in and involving the Company, Pantheon, Victory Park, YA Global (each as defined in the Registration Statement referred to above) and their respective representatives.  More specifically, you have asked that we express our views regarding whether that status represents information that a stockholder of Pantheon would view as material in making a voting determination, in light of the information already contained in the Registration Statement.  For the reasons described below, we do not believe that the proposed additional disclosure that the Company plans to include in a 424(b)(3) filing subsequent to the effectiveness of the Registration Statement significantly alters the total mix of information available to a stockholder and therefore should not be considered material for these purposes.

As previously stated, and as currently contemplated by the disclosure in the Registration Statement, Pantheon, the Company and CCBS are investigating the possibility of replacing the obligations of Modern Develop Limited under Put and Call Agreements entered into in December 2008 with Victory Park and YA Global with corresponding obligations of Pantheon.  Depending on how the discussions progress, Pantheon may enter into transactions to purchase shares of common stock of Pantheon from stockholders who have indicated their intention to vote against the Acquisition and seek conversion of their shares (any such transaction, an “Alternative Arrangement”).  The parties are currently in negotiations regarding the elements of such Alternative Arrangement and have reached agreement that any such Alternative Arrangement should cover all the shares held by YA Global and Victory Park and that the price per share should be the approximate pro rata value of the cash held in the trust account maintained by Pantheon and certain expenses incurred in connection with the Alternative Arrangement shall be borne by Pantheon.

John Reynolds June 17, 2009 Page 2

On the other hand, YA Global and Victory Park are still considering a request by Pantheon that any such agreement include an unconditional waiver of claims regarding the obligations under the Put and Call Agreements entered into in December and have to date rejected that request.  In addition, Pantheon is considering proposing to YA Global and Victory Park a per diem extension fee feature that previously has not been proposed to such parties.  While counsel for YA Global and Victory Park has agreed in principle with the form such agreement may take, specific comments remain unresolved – including a request by YA Global and Victory Park that the Trustee for the Trust Account acknowledge receipt of “irrevocable instructions” regarding the payment of the consideration under the agreement, which the Company and Pantheon currently view as problematic.

Moreover, it has been the experience of this firm that until agreement in principle on all material terms of a particular buy-out agreement has been reached, it is viewed by the market as still subject to further negotiation in all respects, and the materiality of those negotiations will depend in significant part on the factual context involved.  As noted by the Commission’s Staff in the adopting release regarding the changes to Current Form 8-K (Rel. 33-8400), the initial proposal to require registrants to disclose non-binding agreements was the subject of significant discussion in the comment period, much of which was expressed by those concerned about characterizing negotiations prior to entering into definitive agreements as material information for disclosure purposes.

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Your prompt attention to this matters discussed herein would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

Mitchell S. Nussbaum
Loeb & Loeb LLP